Filed by Matterport, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Matterport, Inc.
SEC File No.: 001-39790
Date: April 22, 2024

Greetings Matterpeeps!

I am thrilled to announce that Matterport has entered into a definitive agreement to be acquired by CoStar Group. Due to regulatory requirements and the public nature of both companies, we were unable to disclose this information sooner. If you haven’t yet seen the announcement, you should read it as soon as possible. We will share more and answer your questions during our All Hands meeting today at 10:00 AM PT; we’ll catch up with the APAC team later in the day. Additionally, we will conduct team meetings this week to provide further clarity and respond to your inquiries.

This transaction marks a significant milestone for Matterport and is a testament to our exceptional team, our scalable business model, and the innovative solutions we have developed for our customers. Your dedication and hard work have brought us to this point, and you should feel immensely proud of our achievements. We are embarking on a transformative journey with CoStar Group. For nearly a decade, CoStar Group has been a great customer and partner helping to shape our future. They have long embraced our platform with great enthusiasm as we evolved over time, and they share a vision for digitizing the built world that runs as deeply through their organization as it does through ours. This merger will significantly enhance our capabilities by integrating CoStar Group's comprehensive property data, analytics, and real estate marketplaces with our advanced 3D technology and industry-leading digital twins. Our combined efforts could revolutionize the way properties are marketed and managed - exactly what we all came here to do.

The complementary nature of our two companies will enable us to provide our customers a greatly enhanced value proposition. Teaming up with CoStar Group will allow us to leverage their expansive network and fast-growing presence in the global property marketplace, to accelerate our initiatives and deliver for our customers with even greater impact. This strategic alignment not only has the potential to create significant value for our customers and shareholders, but also enhances our capacity to increase our investment in innovation and deliver new solutions for all of our customers. Unequivocally, our greatest strength has always been our unrelenting focus on innovation and market defining breakthroughs that continue to put Matterport into a category of its own. Together, we are poised to redefine the boundaries of what's possible.

I understand that change brings uncertainty, but it also opens the door to new opportunities. As we move forward, your creativity, passion, and dedication are more crucial than ever. This is our moment to expand the reach of Matterport and to achieve more than we ever thought possible. In terms of immediate impact, your roles and responsibilities will remain unchanged. Before this acquisition can become final, we must secure regulatory approvals and fulfill various closing conditions, including convening a meeting for Matterport stockholders to approve the transaction. We anticipate completing the transaction later this year and it will be business as usual at Matterport until we do so.

Regardless of whether you’ve been with us for a decade or recently joined Matterport, you are part of a special company that continues to define the category that we helped to create in 2011 to fundamentally improve the way people understand and interact with the physical world. Personally, I couldn’t be more excited for what’s ahead, and remain as committed as ever to leading Matterport on its mission to make every space more valuable and accessible. I am relishing the opportunity to catapult Matterport into the 4 billion buildings in the world, and truly digitize the built world as we know it. With focus, determination, and a bit of fun, we Matterpeeps can accomplish anything - and looking ahead, I can’t wait to see what we accomplish together as we enter this exciting new chapter of our journey.

We’ll gather at 10:00 AM PT today for an All Hands meeting and will catch up with the APAC team later today. We will also be posting a set of FAQ’s; please take time to read through all the materials. We will also be holding individual team meetings throughout the day today and tomorrow. Thank you for your continued commitment and belief in our mission. The best is yet to come.

With excitement and gratitude,

- RJ

SEC Disclosures

Important Additional Information Regarding the Proposed Transaction Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction among Matterport, CoStar and certain subsidiaries of CoStar (the “proposed transaction”), CoStar intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of CoStar’s common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of CoStar and proxy statement of Matterport (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MATTERPORT AND COSTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MATTERPORT AND COSTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Matterport as of the record date. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Matterport and CoStar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Matterport, including the proxy statement/prospectus (when available), will be available free of charge from Matterport’s website at http://investors matterport.com. Copies of documents filed with the SEC by CoStar, including the proxy statement/prospectus (when available), will be available free of charge from CoStar’s website at http://investors.costargroup.com/.

Participants in the Solicitation

Matterport and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Matterport’s stockholders with respect to the proposed transaction. Information about Matterport’s directors and executive officers is available in Matterport’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 27, 2024 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 27, 2023, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Matterport, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed transaction, the products and services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment including the global supply chain, potential growth opportunities, and the effects of regulations and Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including the inability to consummate the proposed transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the proposed transaction; the risk that the proposed transaction disrupts Matterport’s current plans and operations or diverts management’s attention from its ongoing business; the effects of the proposed transaction on Matterport’s business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Matterport does business; the risk that Matterport’s stock price may decline significantly if the proposed transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the proposed transaction; Matterport’s ability to grow market share in existing markets or any new markets Matterport may enter; Matterport’s ability to respond to general economic conditions; supply chain disruptions; Matterport’s ability to manage growth effectively; Matterport’s success in retaining or recruiting officers, key employees or directors, or changes required in the retention or recruitment of officers, key employees or directors; the impact of restructuring plans; the impact of the regulatory environment and complexities with compliance related to such environment; factors relating to Matterport’s business, operations and financial performance, including the impact of infectious diseases, health epidemics and pandemics; Matterport’s ability to maintain an effective system of internal controls over financial reporting; Matterport’s ability to achieve and maintain profitability in the future; Matterport’s ability to access sources of capital; Matterport’s ability to maintain and enhance Matterport’s products and brand, and to attract customers; Matterport’s ability to manage, develop and refine Matterport’s technology platform; the success of Matterport’s strategic relationships with third parties; Matterport’s history of losses and whether Matterport will continue to incur continuing losses for the foreseeable future; Matterport’s ability to protect and enforce Matterport’s intellectual property rights; Matterport’s ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities; Matterport’s ability to attract and retain new subscribers; the size of the total addressable market for Matterport’s products and services; the continued adoption of spatial data; any inability to complete acquisitions and integrate acquired businesses; general economic uncertainty and the effect of general economic conditions in Matterport’s industry; environmental uncertainties and risks related to adverse weather conditions and natural disasters; the volatility of the market price and liquidity of Matterport’s Class A common stock and other securities; the increasingly competitive environment in which Matterport operates; and other factors detailed under the section entitled “Risk Factors” in Matterport’s Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Matterport from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Matterport assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Matterport does not give any assurance that it will achieve its expectations.

CoStar Acquisition - EMPLOYEE FAQ

As we’ve discussed, Matterport has entered into a definitive agreement to be acquired by CoStar Group. This document provides answers to some of the questions you may have top of mind. One important aspect to keep in mind is that the day-to-day business of Matterport will remain unchanged until the transaction closes. This includes your role, reporting relationship, compensation, and benefits. Matterport will continue to operate as an independent public company until the completion of the transaction.

Throughout this document, we will refer to the definitive agreement as the “Merger Agreement” and the future date that CoStar actually acquires Matterport as the “Closing Date” or the “Closing”.

THE DEAL

What was announced?

We are excited to announce that Matterport has entered into a definitive agreement to be acquired by CoStar Group (“CoStar”). Please see the press release here for more details about the transaction.

What is the timing of CoStar’s acquisition of Matterport?

Since Matterport and CoStar are public companies and this is a large transaction, the transaction is subject to Matterport stockholder approval, and the satisfaction of certain customary closing conditions, including applicable regulatory approvals, before the transaction can be completed. It is difficult to predict how long this process will take. We understand that for transactions similar to this one the process can take between three to nine months, but it could potentially be longer. As always, we are committed to being as transparent as possible throughout the coming months to keep you informed and up-to-date.

Why is CoStar acquiring us? What is the strategic reasoning for being acquired?

As a longstanding customer with a shared vision for digitizing the built world, CoStar is passionate about our products and continues to be impressed by our rapid pace of innovation over the years. Our businesses are complementary, and CoStar is a long-time customer with strong conviction behind the potential of the Matterport digital twin. With CoStar’s diverse, global reach and fast-growing digital footprint of online real estate marketplaces, together we can accelerate the mission of digitizing the built world and enable us to create new experiences for customers around the world.

Please refer to RJ’s email/slack announcement and the press release, for more information.

How much is CoStar paying for Matterport?

Please see the Press Release.

Will this change our culture?

Matterport will continue after the Closing Date as an operating unit of CoStar, similar to CoStar’s other acquisitions such as Loopnet, Apartments.com and Homes.com. Our culture is part of what makes Matterport unique and we’ll take care to keep that at the forefront throughout this process.

What will RJ’s role be after Closing?

Matterport will become an operating unit of CoStar and will continue to be led by RJ.

Will the rest of our executive team stay intact?

There are no current plans for any changes to the executive team. After the deal closes and once Matterport is integrated into CoStar, there may be changes where appropriate.

WORK RELATED QUESTIONS

Will I continue as an employee at Closing and how might my job change?

All employees will become employees of CoStar on the Closing Date. Since Matterport will become an operating unit of CoStar, we expect that all employees will remain in their current position and retain their reporting structure on Day 1 after the Closing Date.

Will there be layoffs?

There are no current plans for any layoffs; in fact, we expect to continue to grow many areas of the business between now and Closing, and in the future as part of CoStar. Both Matterport and CoStar teams will be working together to focus on integration planning after the closing of the acquisition. Our top priority will be retaining talent and treating employees with respect.

CoStar has long recognized the value that Matterpeeps contribute to the success of our company. This transaction is poised to accelerate growth, expand our capacity to drive innovation, and will build on Matterport’s momentum. As part of CoStar, we’ll continue to make the transformational investments that will accelerate our ability to digitize the built world. Until the transaction closes, we will operate the business as usual, as a standalone public company, with a focus on driving long-term growth and continuing on our path to profitability.

What is CoStar’s approach to integrating employees?

Matterport will be integrated into CoStar with a focus on leveraging our respective technological strengths to ensure that Matterport’s innovative culture and pace of development continue unimpeded, supported by the resources and reach of CoStar.

The integration process is structured to limit disruption to Matterport’s ongoing projects and operations. Dedicated integration teams from both CoStar and Matterport will work collaboratively to align our post-Closing strategies, ensuring that our day-to-day activities continue without disruption in the meantime.

The long-term goals of integrating Matterport into CoStar include enhancing product innovation, accelerating growth, and delivering superior service offerings to our customers. The partnership is expected to drive greater innovation and value creation by combining Matterport’s advanced 3D technology with CoStar’s broad real estate analytics and marketplace platforms.

Will my compensation change after Closing?

CoStar and Matterport have agreed that, for the one year period following the Closing, employees’ annual base salaries or hourly wage rate and target annual cash incentive compensation opportunities will be no less than the annual base salaries or hourly wage rate and target annual cash incentive compensation opportunities immediately prior to Closing.

Will I need to go into an office after the transaction closes?

CoStar and Matterport have agreed that any remote work arrangements in place on the Closing Date will be permitted to continue for at least one year after the Closing Date. CoStar has a hybrid work policy offering a flexible model that combines in-office and remote work. We will provide more details regarding this over the coming months. CoStar has more than 75 offices located in 14 countries.

EMPLOYEE BENEFITS:

Will my benefits change after Closing? If so, when?

After the Closing Date, employees may transition to some or all of CoStar’s benefits. Over the coming months, we will be providing you with more information about the health, welfare and other benefits with more specific details about when the transition will occur. This timing may differ by country.

Will we maintain our 401k? Will there be a match?

At the Closing Date, it is likely that our 401(k) plan will be terminated and thereafter eligible Matterpeeps will transition to the CoStar 401(k) plan, which currently provides for a 4% matching contribution.

If the Matterport 401(k) plan is terminated, you’ll be required to take a distribution of your plan account, which you can rollover into an IRA of your choosing or into the CoStar 401(k) plan, if you are eligible to participate in that plan.

Will we retain FTO? What about my planned vacation?

CoStar does not offer FTO; however, they do have a PTO plan where employees earn time off based on their level and tenure with the company. Your employment with Matterport will count as tenure for purposes of the CoStar PTO plan. Over the coming months, we will provide you with more information about the CoStar PTO plan.

Will we retain Summer Fridays?

As RJ said recently, Summer Fridays are always something we assess each year based on the state of the union at Matterport. Matterport Summer Fridays for 2024 remain in effect this year.

MATTERPORT STOCK, RSUS AND OPTIONS

If I am a stockholder, what will happen to my Matterport stock at the Closing Date?

Until Closing, nothing will happen to your shares of stock. We continue to operate as an independent company and our stock will continue to trade on the NASDAQ as it normally does.

On the Closing Date, the Merger Agreement provides that the Matterport stock that you own will be exchanged for a combination of cash and shares of CoStar. As stated in the press release and in accordance with the Merger Agreement, at Closing, for each share of Matterport stock held, Matterport stockholders will receive $2.75 in cash and a number of CoStar shares equal to $2.75, subject to certain adjustments depending on CoStar’s 20-day volume weighted average price ending on the third trading day prior to the Closing. We will communicate any additional details as soon as they become available.

What will happen to my unvested RSUs and/or unexercised stock options?

Prior to Closing, your Matterport RSUs and stock options will continue to vest in accordance with their existing vesting schedule. If, prior to the Closing Date, you exercise your stock options or there is a vesting date for your RSUs, then the shares of Matterport stock that you receive as a result of such exercise or vesting will participate in the transaction the same as any other Matterport stockholder (See “If I am a stockholder” question and response above).

If you remain employed through the Closing Date, your unvested Matterport RSUs and/or unexercised stock options will be converted into an award of CoStar RSUs and/or stock options, respectively, such that the value of the RSUs or stock options the day after the Closing will be substantially similar to the value of such awards immediately before the Closing .

Unvested RSUs: Each RSU Award will be converted into a CoStar RSU Award that will generally have terms and conditions, including a vesting schedule, that are substantially the same as your Matterport RSU Award. Since the share prices of Matterport stock and CoStar stock are different, and the consideration being paid to Matterport stockholders is a mix of cash and stock, the Merger Agreement includes a mathematical formula which will determine how many Costar RSUs you will receive. The formula is complicated because the ultimate number of CoStar RSUs depends in part on CoStar’s stock price for a specific number of days leading up to the Closing Date.

Stock Options: Each Matterport stock option will be converted into a CoStar stock option and will generally have terms and conditions, including a vesting schedule, that are substantially similar to your Matterport stock option. The strike price and number of options will be adjusted in the conversion process, according to the mathematical formula set forth in the Merger Agreement, as the price of Matterport and CoStar stocks are different.

As we get closer to the Closing Date, we’ll provide you with more detailed information about how your Matterport incentive equity awards will be converted into CoStar incentive equity awards.

What will happen to my ESPP?

We will not have a new offering period under the ESPP beginning June 1, 2024. This means that if you are not currently enrolled in the ESPP, there is no longer an opportunity to enroll.

If you are currently enrolled in the ESPP, you will continue to participate as usual, except that at least 10 business days before the Closing Date, the current offering period(s) will end, and all accumulated contributions will be used to purchase Matterport shares under the ESPP at that time. This will be the final purchase date for the ESPP. Any employee funds not used to purchase shares on that final purchase date will be refunded.

If you want to decrease your contributions or withdraw from the ESPP, you may do so according to the current ESPP rules. You are not allowed to increase your ESPP contributions.

Upon the close of the transaction, we anticipate that Matterpeeps will be eligible to participate in the CoStar ESPP plan.

COMMUNICATION WITH EXTERNAL PARTIES

Can I talk about this news with customers, users, partners, vendors, candidates, or other external stakeholders?

If you are in an external-facing role, you will receive direction on how to engage with external stakeholders about this news. If you are not in an external-facing role, please do not talk about this news with anyone outside the company.

I have an upcoming customer call. What can I say about this during the meeting?

Do not bring up the news proactively. However, if a customer asks about it or mentions it to you on the call, you may acknowledge it. Please do not engage in further discussion of the topic beyond what is publicly known. Remember, until Closing, it’s business as usual, and Matterport and CoStar remain separate companies.

If I receive an email or question from a customer asking how this announcement impacts their relationship with Matterport or our services/products, how should I respond?

As we work through the process of closing the transaction with CoStar Group, you can expect the same great level of service from us. Until the transaction closes, Matterport and CoStar remain separate companies and it is business as usual at Matterport across your touch points with us from sales to customer success and support. After the Closing Date, Matterport will continue as an operating unit of CoStar.

Is CoStar a customer of Matterport?

Yes! CoStar has been a Matterport customer for nine years.

Is the Matterport product roadmap going to change?

In the near term, there are no plans to change our product roadmap in any significant way. There will be plenty of opportunities for us to look at ways to combine our product strategies and innovation efforts to maximize the pace of innovation and the value we can deliver to customers. Conversations along these lines cannot begin until after Closing, however, so it will be several months at least before we make any new decisions.

We have the right product priorities and an incredible roadmap. Delivering our FY24 plan is essential to our long-term success and we will continue to stay focused on that.

Does anything change with our current vendors and suppliers with respect to this announcement?

Matterport will continue to operate as an independent company until the transaction closes, and in the near term, all such relationships remain unchanged. We will continue to operate in the same capacity with our vendors and partners. Please see our CEO’s post and the press release for more information.

RULES OF THE ROAD

Can I post about this on social media?

You may not share or like posts, tweets, or other content unless it is created and shared by Matterport. Please do not post any original content or add commentary to those posts. Please do not like, share, or otherwise engage with content from any other source (media, bloggers, etc.) on this topic.

Communication from Matterport (including its employees) about the transaction is regulated by securities laws. As a result, it must be pre-approved by the Matterport legal team and may need to be publicly filed. This includes something as simple as a tweet or comment or other interaction online. So please err on the side of not posting or engaging in these circumstances.

If you are unsure, always err on the side of not posting or engaging.

What should I do if I’m contacted by someone from the press?

As always, if you are contacted by a member of the press, please do not engage with them. Instead, direct them to press@matterport.com.

Can I talk about this news with my family and friends?

You may acknowledge the news and any information that is in the press release or future company-issued external communications. Please do not engage in further discussion of the topic beyond what is publicly known. That includes written, verbal, or online communication. Just say you cannot comment on or discuss it beyond what has been publicly disclosed by the company.

I have a question not addressed in this FAQ. Who do I contact?

For internal questions about your department, staffing, or operations, talk to your manager. For anything else email peopleops@matterport.com.

INSIDER TRADING REMINDERS

Are there any insider trading regulations/limitations we should be aware of while considering trading Matterport stock prior to the close date of the acquisition?

Any trading on material non-public information regarding Matterport or CoStar is prohibited under securities laws and our Insider Trading Policy. Please exercise caution and discretion in trading in CoStar stock. We publicly announced the deal so the deal information is public and the merger agreement was publicly filed. If you have questions, please ask Matterport legal.

Do we expect another open trading window after this one and before the deal closes, as we normally would after announcing Q1 earnings in Q2?

Yes, for the general employee population we expect to open the trading window pursuant to normal practice after our Q1 earnings are announced in May.

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SEC Disclosures

Important Additional Information Regarding the Proposed Transaction Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction among Matterport, CoStar and certain subsidiaries of CoStar (the “proposed transaction”), CoStar intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of CoStar’s common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of CoStar and proxy statement of Matterport (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MATTERPORT AND COSTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MATTERPORT AND COSTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Matterport as of the record date. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Matterport and CoStar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Matterport, including the proxy statement/prospectus (when available), will be available free of charge from Matterport’s website at http://investors matterport.com. Copies of documents filed with the SEC by CoStar, including the proxy statement/prospectus (when available), will be available free of charge from CoStar’s website at http://investors.costargroup.com/.

Participants in the Solicitation

Matterport and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Matterport’s stockholders with respect to the proposed transaction. Information about Matterport’s directors and executive officers is available in Matterport’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 27, 2024 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 27, 2023, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Matterport, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed transaction, the products and services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment including the global supply chain, potential growth opportunities, and the effects of regulations and Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including the inability to consummate the proposed transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the proposed transaction; the risk that the proposed transaction disrupts Matterport’s current plans and operations or diverts management’s attention from its ongoing business; the effects of the proposed transaction on Matterport’s business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Matterport does business; the risk that Matterport’s stock price may decline significantly if the proposed transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the proposed transaction; Matterport’s ability to grow market share in existing markets or any new markets Matterport may enter; Matterport’s ability to respond to general economic conditions; supply chain disruptions; Matterport’s ability to manage growth effectively; Matterport’s success in retaining or recruiting officers, key employees or directors, or changes required in the retention or recruitment of officers, key employees or directors; the impact of restructuring plans; the impact of the regulatory environment and complexities with compliance related to such environment; factors relating to Matterport’s business, operations and financial performance, including the impact of infectious diseases, health epidemics and pandemics; Matterport’s ability to maintain an effective system of internal controls over financial reporting; Matterport’s ability to achieve and maintain profitability in the future; Matterport’s ability to access sources of capital; Matterport’s ability to maintain and enhance Matterport’s products and brand, and to attract customers; Matterport’s ability to manage, develop and refine Matterport’s technology platform; the success of Matterport’s strategic relationships with third parties; Matterport’s history of losses and whether Matterport will continue to incur continuing losses for the foreseeable future; Matterport’s ability to protect and enforce Matterport’s intellectual property rights; Matterport’s ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities; Matterport’s ability to attract and retain new subscribers; the size of the total addressable market for Matterport’s products and services; the continued adoption of spatial data; any inability to complete acquisitions and integrate acquired businesses; general economic uncertainty and the effect of general economic conditions in Matterport’s industry; environmental uncertainties and risks related to adverse weather conditions and natural disasters; the volatility of the market price and liquidity of Matterport’s Class A common stock and other securities; the increasingly competitive environment in which Matterport operates; and other factors detailed under the section entitled “Risk Factors” in Matterport’s Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Matterport from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Matterport assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Matterport does not give any assurance that it will achieve its expectations.

Team,

I know today’s announcement has been a lot to process. I hope you can take a moment to reflect on our incredible journey and this incredible milestone that will unite Matterport with CoStar Group upon closing.

Ahead of our All Hands later today, I want you to have the opportunity to read the below message from Andy Florance, CoStar Group’s Founder and CEO. As you’ll see, Andy and team share our enthusiasm to bring our organizations together and for the incredible opportunities we can unlock for our customers and the innovation we will deliver to transform our industry. Reading Andy’s perspective only reinforces my excitement about the future for Matterport and what our teams can achieve together.

Andy will be joining me in the latter half of our All Hands today at 10:00 AM PT / 1:00 PM ET to introduce himself and discuss in more detail why CoStar Group is so excited about this transaction. See you there!

- RJ

Subject: Embracing Our Future Together: A Message from Andy Florance

Hello Matterport!

I recognize that today's announcement about Matterport reaching a definitive agreement to be acquired by CoStar Group marks a significant milestone, and I wanted to reach out to share my excitement for the tremendous potential of our companies joining forces. I hope each of you can take a moment amidst this important day to reflect on the extraordinary achievements that have led us to this milestone.

At CoStar Group, we have long admired the innovation and dedication that Matterport represents in the digital transformation of real estate. Your pioneering work in 3D digital twin technology has not only set industry standards but also revolutionized how properties are viewed and understood across the globe. This acquisition is a testament to your hard work and the innovative spirit that runs deeply through your team. We have been a very inspired Matterport customer since 2015.

Joining forces with Matterport aligns perfectly with CoStar Group's long-term vision of digitizing global real estate. Together, we will invest to expand our capabilities, enhance our product offerings, and deliver greater value to our customers. The integration of our technologies, talents, and property marketplaces promises to transform the real estate industry, offering unprecedented opportunities for growth and innovation.

Our shared vision to digitize the built world is so complementary to one another that our customers and future customers are the ones that have so much to gain. This union will enable us to accelerate innovation, increase our global scale, and continue delivering cutting-edge solutions for real estate and the built world that meet the fast-evolving needs of the markets we collectively serve.

As we move forward, I want to assure you that we are fully committed to a seamless transition. Your leadership team is already collaborating closely with ours to ensure that we maintain continuity and stability after we close the transaction. We respect and value the unique culture and environment that you have built at Matterport, and it is our priority to preserve what makes your company great while finding ways to integrate our shared values and strengths.

While some questions might remain under regulatory constraints, we commit to transparency and openness throughout this process.

I am genuinely excited about what our teams can accomplish together. The future is bright, and together, we will continue to lead and innovate in the industry, ensuring a successful journey for our teams, our customers, and our stakeholders.

We look forward to welcoming you to the CoStar Group family and creating breakthrough innovations together for our customers.

Andy Florance

Founder and CEO

CoStar Group

Important Additional Information Regarding the Proposed Transaction Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction among Matterport, CoStar and certain subsidiaries of CoStar (the “proposed transaction”), CoStar intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of CoStar’s common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of CoStar and proxy statement of Matterport (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MATTERPORT AND COSTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MATTERPORT AND COSTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Matterport as of the record date. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Matterport and CoStar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Matterport, including the proxy statement/prospectus (when available), will be available free of charge from Matterport’s website at http://investors matterport.com. Copies of documents filed with the SEC by CoStar, including the proxy statement/prospectus (when available), will be available free of charge from CoStar’s website at http://investors.costargroup.com/.

Participants in the Solicitation

Matterport and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Matterport’s stockholders with respect to the proposed transaction. Information about Matterport’s directors and executive officers is available in Matterport’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 27, 2024 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 27, 2023, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Matterport, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed transaction, the products and services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment including the global supply chain, potential growth opportunities, and the effects of regulations and Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including the inability to consummate the proposed transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the proposed transaction; the risk that the proposed transaction disrupts Matterport’s current plans and operations or diverts management’s attention from its ongoing business; the effects of the proposed transaction on Matterport’s business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Matterport does business; the risk that Matterport’s stock price may decline significantly if the proposed transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the proposed transaction; Matterport’s ability to grow market share in existing markets or any new markets Matterport may enter; Matterport’s ability to respond to general economic conditions; supply chain disruptions; Matterport’s ability to manage growth effectively; Matterport’s success in retaining or recruiting officers, key employees or directors, or changes required in the retention or recruitment of officers, key employees or directors; the impact of restructuring plans; the impact of the regulatory environment and complexities with compliance related to such environment; factors relating to Matterport’s business, operations and financial performance, including the impact of infectious diseases, health epidemics and pandemics; Matterport’s ability to maintain an effective system of internal controls over financial reporting; Matterport’s ability to achieve and maintain profitability in the future; Matterport’s ability to access sources of capital; Matterport’s ability to maintain and enhance Matterport’s products and brand, and to attract customers; Matterport’s ability to manage, develop and refine Matterport’s technology platform; the success of Matterport’s strategic relationships with third parties; Matterport’s history of losses and whether Matterport will continue to incur continuing losses for the foreseeable future; Matterport’s ability to protect and enforce Matterport’s intellectual property rights; Matterport’s ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities; Matterport’s ability to attract and retain new subscribers; the size of the total addressable market for Matterport’s products and services; the continued adoption of spatial data; any inability to complete acquisitions and integrate acquired businesses; general economic uncertainty and the effect of general economic conditions in Matterport’s industry; environmental uncertainties and risks related to adverse weather conditions and natural disasters; the volatility of the market price and liquidity of Matterport’s Class A common stock and other securities; the increasingly competitive environment in which Matterport operates; and other factors detailed under the section entitled “Risk Factors” in Matterport’s Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Matterport from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Matterport assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Matterport does not give any assurance that it will achieve its expectations.

Matterport Social posts

Post Copy: We’re excited to announce that Matterport has reached a definitive agreement to be acquired by CoStar Group, a leader in real estate marketplaces and data analytics. By joining forces, we’ll accelerate our shared visions of transforming real estate through technology and digitization. More details are available in this press release

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CoStar Group to acquire Matterport, accelerating our vision to transform real estate through technology and digitization Learn more

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Industry-leaders unite: CoStar Group to acquire Matterport. Learn more

Matterport clients + prospects email (WIP)

From: Matterport

To: Matterport clients and prospects

Subject: CoStar Group to acquire Matterport

We’re excited to announce that Matterport has reached a definitive agreement to be acquired by CoStar Group, which will bring together the power of Matterport’s Digital Twin technology, data, and AI with the global reach of CoStar Group’s property data, analytics, and real estate marketplaces. CoStar Group has been a long standing customer and partner of ours with a shared vision for transforming global real estate. Together, we’re committed to helping our customers unlock the most value from your real estate assets via our 3D technology and AI analytics capabilities.

By combining CoStar Group’s global real estate marketplaces such as Homes.com, Apartments.com, and LoopNet with Matterport’s 3D spatial data platform, we’ll provide our customers with a complete real estate solution from visualization to digitization to analytics of your real estate assets. Our combined platform will continue to elevate your properties above the competition—saving you time and money along the way. By providing an all-in-one property solution, you can focus on your clients to drive overall sales and/or increase the performance of your real estate assets. Another important aspect of this combination will be our ability to increase our investment in innovation and deliver new solutions and greater value for all of our customers.

We are excited about the value that this comprehensive solution will provide to our global customer base. Want to explore how we can help grow your business? Contact our sales team today.

Matterport Top Customer Email (Top 25 customers - (WIP)

From: RJ

To: Matterport Strategic Customer

Subject: CoStar Group to acquire Matterport - accelerating our 3D Technology and Market Leadership

Hello <name>,

I wanted to be the first to reach out to you - our valued customer - to share the news that Matterport has reached a definitive agreement for CoStar Group to acquire Matterport. As Matterport expands our offerings to include a broader range of solutions for our customers, we believe joining CoStar Group will result in increased value we can deliver to our global customers as a whole. Bringing together CoStar Group’s global reach and marketplace properties with Matterport’s spatial data library and 3D platform will put us in an even better position to meet the needs of our customers.

If you’re not familiar with CoStar Group, they’ve been pioneers in the residential and commercial real estate industry for over 37 years. With this acquisition, we’re expanding our global reach to bring our industry-leading Digital Twin technology to even more clients. Now, Matterport can become the one-stop shop for our customers as we all work together to transform global real estate through technology and digitization.

One exciting aspect of this union is that Matterport’s 3D technology platform can now offer an all-in-one solution for real estate with the Digital Twin as the foundation across all real estate industries, leveraging CoStar Group’s global online marketplaces across residential and commercial properties. We believe that by integrating the Matterport platform with CoStar Group’s properties, the future will become even brighter for our Digital Twin technology in Residential Real Estate, Commercial Real Estate, and Travel & Hospitality, bringing significantly more scale and reach to our customers. Another important aspect will be our ability to increase our investment in innovation and deliver new solutions and greater value for all of our customers.

As we work through the process of closing the transaction with CoStar Group, you can expect the same great level of service from us. It’s business as usual across your touch points with us from sales to customer success and support. We appreciate your partnership and the impact that we continue to make together in the real estate industry. As always, we encourage you to reach out with any questions about the future of Matterport and the important role we play in continuing to work with you to digitize your real estate assets.

RJ Pittman

CEO, Matterport

Matterport Strategic Partner/VAR (WIP)

From: RJ

To: Matterport Strategic Partners (Tech and VAR Partners)

Subject: CoStar Group to acquire Matterport, elevating 3D Technology

Hello <name>,

Today we’re announcing that Matterport has reached a definitive agreement for CoStar Group to acquire Matterport. I wanted to be the first to reach out to you – our valued partner – with this exciting news as well as my perspective on the opportunities this will bring for you and Matterport as a whole.

If you’re not familiar with CoStar Group, they’ve been pioneers in the residential and commercial real estate industry for over 37 years. With this acquisition, we will be greatly expanding our global reach to bring our industry-leading Digital Twin technology to more clients than ever before. Now, Matterport can become the one-stop shop with our partners combining CoStar Group’s market data and analytics with Matterport’s Digital Twin technology and AI capabilities.

One exciting aspect of this union is that Matterport’s 3D technology platform will be able to offer an all-in-one solution with the Digital Twin as the foundation across all real estate industries. We believe that by integrating the Matterport platform with CoStar Group, the future will become even brighter for our Digital Twin technology across Residential Real Estate, Commercial Real Estate, and Travel & Hospitality, bringing significantly more scale and reach to our partners and customers. In turn, this will drive broader reach and awareness globally to benefit our partnership even faster. Another important aspect will be our ability to increase our investment in innovation and deliver new solutions and greater value for all of our customers.

As we work through the process of closing the transaction with CoStar Group, you can expect the same great level of service from us. It’s business as usual across your touch points with us from sales to customer success and support. We appreciate your partnership and the impact that we continue to make together in digitizing the real estate industry. As always, we encourage you to reach out with any questions about the future of Matterport and how the combination of CoStar Group and Matterport will accelerate our business together.

RJ Pittman

CEO, Matterport

Important Additional Information Regarding the Proposed Transaction Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction among Matterport, CoStar and certain subsidiaries of CoStar (the “proposed transaction”), CoStar intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of CoStar’s common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of CoStar and proxy statement of Matterport (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MATTERPORT AND COSTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MATTERPORT AND COSTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Matterport as of the record date. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Matterport and CoStar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Matterport, including the proxy statement/prospectus (when available), will be available free of charge from Matterport’s website at http://investors matterport.com. Copies of documents filed with the SEC by CoStar, including the proxy statement/prospectus (when available), will be available free of charge from CoStar’s website at http://investors.costargroup.com/.

Participants in the Solicitation

Matterport and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Matterport’s stockholders with respect to the proposed transaction. Information about Matterport’s directors and executive officers is available in Matterport’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 27, 2024 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 27, 2023, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Matterport, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This report is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This report contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed transaction, the products and services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment including the global supply chain, potential growth opportunities, and the effects of regulations and Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this report, including the inability to consummate the proposed transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the proposed transaction; the risk that the proposed transaction disrupts Matterport’s current plans and operations or diverts management’s attention from its ongoing business; the effects of the proposed transaction on Matterport’s business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Matterport does business; the risk that Matterport’s stock price may decline significantly if the proposed transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the proposed transaction; Matterport’s ability to grow market share in existing markets or any new markets Matterport may enter; Matterport’s ability to respond to general economic conditions; supply chain disruptions; Matterport’s ability to manage growth effectively; Matterport’s success in retaining or recruiting officers, key employees or directors, or changes required in the retention or recruitment of officers, key employees or directors; the impact of restructuring plans; the impact of the regulatory environment and complexities with compliance related to such environment; factors relating to Matterport’s business, operations and financial performance, including the impact of infectious diseases, health epidemics and pandemics; Matterport’s ability to maintain an effective system of internal controls over financial reporting; Matterport’s ability to achieve and maintain profitability in the future; Matterport’s ability to access sources of capital; Matterport’s ability to maintain and enhance Matterport’s products and brand, and to attract customers; Matterport’s ability to manage, develop and refine Matterport’s technology platform; the success of Matterport’s strategic relationships with third parties; Matterport’s history of losses and whether Matterport will continue to incur continuing losses for the foreseeable future; Matterport’s ability to protect and enforce Matterport’s intellectual property rights; Matterport’s ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities; Matterport’s ability to attract and retain new subscribers; the size of the total addressable market for Matterport’s products and services; the continued adoption of spatial data; any inability to complete acquisitions and integrate acquired businesses; general economic uncertainty and the effect of general economic conditions in Matterport’s industry; environmental uncertainties and risks related to adverse weather conditions and natural disasters; the volatility of the market price and liquidity of Matterport’s Class A common stock and other securities; the increasingly competitive environment in which Matterport operates; and other factors detailed under the section entitled “Risk Factors” in Matterport’s Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Matterport from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Matterport assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Matterport does not give any assurance that it will achieve its expectations.

As you may have heard, today Matterport announced that we have entered into a definitive agreement to be acquired by CoStar Group. I realize that you are currently on an approved Leave of Absence from Matterport and am not requesting that you perform any work while on your leave.  That being said, I did want to make you aware of the news.  I will link the appropriate documents. Please refer to the following links for all the pertinent information.

•         Press Release

•         RJ’s note to Matterpeeps

•         Andy Florance's note to Matterpeeps

•         FAQ that was distributed to Matterpeeps

To be 100% clear, nothing will change for you or your Leave of Absence as Matterport continues to be an independent company until the transaction closes. Feel free to reach out to me should you have any questions.

SEC Disclosures

Important Additional Information Regarding the Proposed Transaction Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction among Matterport, CoStar and certain subsidiaries of CoStar (the “proposed transaction”), CoStar intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of CoStar’s common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of CoStar and proxy statement of Matterport (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MATTERPORT AND COSTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MATTERPORT AND COSTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Matterport as of the record date. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Matterport and CoStar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Matterport, including the proxy statement/prospectus (when available), will be available free of charge from Matterport’s website at http://investors matterport.com. Copies of documents filed with the SEC by CoStar, including the proxy statement/prospectus (when available), will be available free of charge from CoStar’s website at http://investors.costargroup.com/.

Participants in the Solicitation

Matterport and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Matterport’s stockholders with respect to the proposed transaction. Information about Matterport’s directors and executive officers is available in Matterport’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 27, 2024 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 27, 2023, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Matterport, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed transaction, the products and services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment including the global supply chain, potential growth opportunities, and the effects of regulations and Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including the inability to consummate the proposed transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the proposed transaction; the risk that the proposed transaction disrupts Matterport’s current plans and operations or diverts management’s attention from its ongoing business; the effects of the proposed transaction on Matterport’s business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Matterport does business; the risk that Matterport’s stock price may decline significantly if the proposed transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the proposed transaction; Matterport’s ability to grow market share in existing markets or any new markets Matterport may enter; Matterport’s ability to respond to general economic conditions; supply chain disruptions; Matterport’s ability to manage growth effectively; Matterport’s success in retaining or recruiting officers, key employees or directors, or changes required in the retention or recruitment of officers, key employees or directors; the impact of restructuring plans; the impact of the regulatory environment and complexities with compliance related to such environment; factors relating to Matterport’s business, operations and financial performance, including the impact of infectious diseases, health epidemics and pandemics; Matterport’s ability to maintain an effective system of internal controls over financial reporting; Matterport’s ability to achieve and maintain profitability in the future; Matterport’s ability to access sources of capital; Matterport’s ability to maintain and enhance Matterport’s products and brand, and to attract customers; Matterport’s ability to manage, develop and refine Matterport’s technology platform; the success of Matterport’s strategic relationships with third parties; Matterport’s history of losses and whether Matterport will continue to incur continuing losses for the foreseeable future; Matterport’s ability to protect and enforce Matterport’s intellectual property rights; Matterport’s ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities; Matterport’s ability to attract and retain new subscribers; the size of the total addressable market for Matterport’s products and services; the continued adoption of spatial data; any inability to complete acquisitions and integrate acquired businesses; general economic uncertainty and the effect of general economic conditions in Matterport’s industry; environmental uncertainties and risks related to adverse weather conditions and natural disasters; the volatility of the market price and liquidity of Matterport’s Class A common stock and other securities; the increasingly competitive environment in which Matterport operates; and other factors detailed under the section entitled “Risk Factors” in Matterport’s Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Matterport from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Matterport assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Matterport does not give any assurance that it will achieve its expectations.

the start of the start - part 2

I am thrilled to share the news with our customers, partners, and longtime supporters around the world that Matterport has entered into a definitive agreement to be acquired by CoStar Group.

Since I joined Matterport five years ago, we set out to do three things: Create an innovative platform business that would accelerate the digital transformation of the built world; develop a world-class organization, our Matterpeeps, capable of navigating and steering the company toward this objective; and put customers at the center of everything we do.

For more than a decade, Matterport has been on a courageous mission bolstered by several critical milestones along the way, including taking the company public in 2021 to ignite our strategy and scale our impact. Today marks another important milestone in our mission to make every building, every space more valuable and accessible. I couldn’t be more excited and more confident about the path forward for this great company.

This transaction is a testament to our exceptional team, our scalable business model, and the innovative solutions we have developed for our customers. Matterport’s dedication and hard work has brought us to this point, and we are immensely proud of the team’s achievements. We are embarking on a transformative journey with CoStar Group. For nearly a decade, CoStar Group has been a great customer and partner helping to shape our future. They have long embraced our platform with great enthusiasm as we evolved over time, and they share a vision for digitizing the built world that runs as deeply through their organization as it does through ours. This merger will significantly enhance our capabilities by integrating CoStar Group's comprehensive property data, analytics, and real estate marketplaces with our advanced 3D technology and industry-leading digital twins. Our combined efforts could revolutionize the way properties are marketed and managed - exactly what we all came here to do.

The complementary nature of our two companies will enable us to provide our customers a greatly enhanced value proposition. Teaming up with CoStar Group will allow us to leverage their expansive network and fast-growing presence in the online global property marketplace, to accelerate our initiatives and deliver for our customers with even greater impact. This strategic alignment not only has the potential to create significant value for our customers and shareholders, but also enhances our capacity to innovate. Unequivocally, our greatest strength has always been our unrelenting focus on innovation that continues to put Matterport into a category of its own. Together, we are poised to redefine the boundaries of what's possible.

I wanted to be the first to reach out to all of our residential, commercial, and enterprise customers and partners to share the news of CoStar Group’s intent to acquire Matterport. As Matterport expands our offerings to include a broader range of solutions for our customers, we believe joining CoStar Group will result in increased value we can deliver to our global customers as a whole. Bringing together CoStar Group’s global reach and marketplace properties with Matterport’s spatial data library and 3D platform will put us in an even better position to meet the needs of our customers.

If you’re not familiar with CoStar Group, they’ve been pioneers in the residential and commercial real estate industry for over 37 years. With this transaction, we’re expanding our global reach to bring our industry-leading Digital Twin technology to even more clients. Matterport can become the one-stop shop for our customers as we all work together to transform global real estate through technology and digitization.

One exciting aspect of this union is that, after closing, Matterport’s 3D technology platform can offer an all-in-one solution for real estate with the Digital Twin as the foundation across all real estate industries, leveraging CoStar Group’s global marketplaces across residential and commercial properties. We believe that by integrating the Matterport platform with CoStar Group’s properties, the future will become even brighter for our Digital Twin technology in Residential Real Estate, Commercial Real Estate, and Travel & Hospitality, bringing significantly more scale and reach to our customers. Another important aspect of this combination will be our ability to increase our investment in innovation and deliver new solutions and greater value for all of our customers.

As we work through the process of closing the transaction with CoStar Group, you can expect the same great level of service from us. It’s business as usual across your touch points with us from sales to customer success and support. We appreciate your partnership and the impact that we continue to make together in the real estate industry. As always, we encourage you to reach out with any questions about the future of Matterport and the important role we play in continuing to work with you to digitize your real estate assets.

With excitement and gratitude,

RJ Pittman

Chairman and CEO, Matterport

See press release for more information.

Important Additional Information Regarding the Proposed Transaction Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction among Matterport, CoStar and certain subsidiaries of CoStar (the “proposed transaction”), CoStar intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of CoStar’s common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of CoStar and proxy statement of Matterport (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MATTERPORT AND COSTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MATTERPORT AND COSTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Matterport as of the record date. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Matterport and CoStar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Matterport, including the proxy statement/prospectus (when available), will be available free of charge from Matterport’s website at http://investors matterport.com. Copies of documents filed with the SEC by CoStar, including the proxy statement/prospectus (when available), will be available free of charge from CoStar’s website at http://investors.costargroup.com/.

Participants in the Solicitation

Matterport and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Matterport’s stockholders with respect to the proposed transaction. Information about Matterport’s directors and executive officers is available in Matterport’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 27, 2024 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 27, 2023, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Matterport, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed transaction, the products and services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment including the global supply chain, potential growth opportunities, and the effects of regulations and Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including the inability to consummate the proposed transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the proposed transaction; the risk that the proposed transaction disrupts Matterport’s current plans and operations or diverts management’s attention from its ongoing business; the effects of the proposed transaction on Matterport’s business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Matterport does business; the risk that Matterport’s stock price may decline significantly if the proposed transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the proposed transaction; Matterport’s ability to grow market share in existing markets or any new markets Matterport may enter; Matterport’s ability to respond to general economic conditions; supply chain disruptions; Matterport’s ability to manage growth effectively; Matterport’s success in retaining or recruiting officers, key employees or directors, or changes required in the retention or recruitment of officers, key employees or directors; the impact of restructuring plans; the impact of the regulatory environment and complexities with compliance related to such environment; factors relating to Matterport’s business, operations and financial performance, including the impact of infectious diseases, health epidemics and pandemics; Matterport’s ability to maintain an effective system of internal controls over financial reporting; Matterport’s ability to achieve and maintain profitability in the future; Matterport’s ability to access sources of capital; Matterport’s ability to maintain and enhance Matterport’s products and brand, and to attract customers; Matterport’s ability to manage, develop and refine Matterport’s technology platform; the success of Matterport’s strategic relationships with third parties; Matterport’s history of losses and whether Matterport will continue to incur continuing losses for the foreseeable future; Matterport’s ability to protect and enforce Matterport’s intellectual property rights; Matterport’s ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities; Matterport’s ability to attract and retain new subscribers; the size of the total addressable market for Matterport’s products and services; the continued adoption of spatial data; any inability to complete acquisitions and integrate acquired businesses; general economic uncertainty and the effect of general economic conditions in Matterport’s industry; environmental uncertainties and risks related to adverse weather conditions and natural disasters; the volatility of the market price and liquidity of Matterport’s Class A common stock and other securities; the increasingly competitive environment in which Matterport operates; and other factors detailed under the section entitled “Risk Factors” in Matterport’s Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Matterport from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Matterport assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Matterport does not give any assurance that it will achieve its expectations.

The below sound bites from each of the Melt members and such that must accompany the press release in such professional / social media posts.

Hey GRO Team!!! --- As you might have seen already from press release and email from RJ, we have announced this morning that CoStar and Matterport have reached a definitive agreement for CoStar Group to acquire Matterport. We will have an All Hands later this morning, but if you receive any inbound inquiries from customers, please refer them to our press release at https://investors.matterport.com/news-releases/news-release-details/matterport-global-leader-3d-digital-twins-be-acquired-costar

[*****]: Today marks a significant milestone in Matterport's remarkable 13-year journey. With CoStar our shared mission to digitize the built world is now on the fast track, expanding the art of the possible for our customers and partners around the world. Let’s go!

[*****]: Thrilled to announce the next milestone in our journey as we look to combine forces with CoStar. This promises to bring a whole new world of possibilities, opportunities, and advancements to our customers and partners, globally. Check out the press release here.

[*****]: Excited about the next era of Matterport in partnership with CoStar. We believe that customers and Partners are going to benefit tremendously from Cortex AI and spatial data from Matterport joining forces with CoStar’s data platform and open marketplaces. More details available here.

[*****]: Big news from Matterport. This combination has the potential to accelerate the digitization of the built world and improve how people interact with physical spaces of all types. Check out the press release here.

[*****]: I am excited to share the news that Matterport has agreed to be acquired by CoStar. We believe this is a fantastic opportunity for everyone involved, including our customers and partners, and we're looking forward to what the future holds. Check out the release here.

[*****]: Exciting news at Matterport!

[*****]: Exciting news at Matterport!

[*****]: Exciting news at Matterport!

[*****]: I've been working on Matterport's vision for 13 years now, and there's still so much to do. I'm excited for the opportunity to join CoStar to accelerate that vision and make it even bigger!

Important Additional Information Regarding the Proposed Transaction Will Be Filed with the SEC and Where to Find It

In connection with the proposed transaction among Matterport, CoStar and certain subsidiaries of CoStar (the “proposed transaction”), CoStar intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) to register the shares of CoStar’s common stock to be issued in connection with the proposed transaction. The Registration Statement will include a document that serves as a prospectus of CoStar and proxy statement of Matterport (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, INCLUDING THE PROXY STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY MATTERPORT AND COSTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MATTERPORT AND COSTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/prospectus will be mailed to stockholders of Matterport as of the record date. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Matterport and CoStar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Matterport, including the proxy statement/prospectus (when available), will be available free of charge from Matterport’s website at http://investors matterport.com. Copies of documents filed with the SEC by CoStar, including the proxy statement/prospectus (when available), will be available free of charge from CoStar’s website at http://investors.costargroup.com/.

Participants in the Solicitation

Matterport and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Matterport’s stockholders with respect to the proposed transaction. Information about Matterport’s directors and executive officers is available in Matterport’s Annual Report on Form 10-K for the year ended December 31, 2023 filed with the SEC on February 27, 2024 and its definitive proxy statement for the 2023 annual meeting of stockholders filed with the SEC on April 27, 2023, and in the proxy statement/prospectus (when available). Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Stockholders of Matterport, potential investors and other readers should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the proposed transaction, the products and services offered by Matterport and the markets in which Matterport operates, business strategies, debt levels, industry environment including the global supply chain, potential growth opportunities, and the effects of regulations and Matterport’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “forecast,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions (including the negative versions of such words or expressions).

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including the inability to consummate the proposed transaction within the anticipated time period, or at all, due to any reason, including the failure to obtain required regulatory approvals or satisfy the other conditions to the consummation of the proposed transaction; the risk that the proposed transaction disrupts Matterport’s current plans and operations or diverts management’s attention from its ongoing business; the effects of the proposed transaction on Matterport’s business, operating results, and ability to retain and hire key personnel and maintain relationships with customers, suppliers and others with whom Matterport does business; the risk that Matterport’s stock price may decline significantly if the proposed transaction is not consummated; the nature, cost and outcome of any legal proceedings related to the proposed transaction; Matterport’s ability to grow market share in existing markets or any new markets Matterport may enter; Matterport’s ability to respond to general economic conditions; supply chain disruptions; Matterport’s ability to manage growth effectively; Matterport’s success in retaining or recruiting officers, key employees or directors, or changes required in the retention or recruitment of officers, key employees or directors; the impact of restructuring plans; the impact of the regulatory environment and complexities with compliance related to such environment; factors relating to Matterport’s business, operations and financial performance, including the impact of infectious diseases, health epidemics and pandemics; Matterport’s ability to maintain an effective system of internal controls over financial reporting; Matterport’s ability to achieve and maintain profitability in the future; Matterport’s ability to access sources of capital; Matterport’s ability to maintain and enhance Matterport’s products and brand, and to attract customers; Matterport’s ability to manage, develop and refine Matterport’s technology platform; the success of Matterport’s strategic relationships with third parties; Matterport’s history of losses and whether Matterport will continue to incur continuing losses for the foreseeable future; Matterport’s ability to protect and enforce Matterport’s intellectual property rights; Matterport’s ability to implement business plans, forecasts, and other expectations and identify and realize additional opportunities; Matterport’s ability to attract and retain new subscribers; the size of the total addressable market for Matterport’s products and services; the continued adoption of spatial data; any inability to complete acquisitions and integrate acquired businesses; general economic uncertainty and the effect of general economic conditions in Matterport’s industry; environmental uncertainties and risks related to adverse weather conditions and natural disasters; the volatility of the market price and liquidity of Matterport’s Class A common stock and other securities; the increasingly competitive environment in which Matterport operates; and other factors detailed under the section entitled “Risk Factors” in Matterport’s Annual Report on Form 10-K and subsequently filed Quarterly Reports on Form 10-Q. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in documents filed by Matterport from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Matterport assumes no obligation and, except as required by law, does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Matterport does not give any assurance that it will achieve its expectations.